UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

The Articles of Association were amended in connection with the exercise of certain investor warrants. From October 15, 2025 to October 28, 2025, the Company registered aggregate share capital increases of nominal DKK 4,735,475 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 103,783,939 in connection with the exercise of certain holders of warrants against aggregate cash consideration of DKK 6,665,343 (or approximately USD 1,038,688 based on the applicable DKK-USD exchange rate on October 28, 2025), which consisted of payments of both DKK 723,450 (or approximately USD $113,143 based on the applicable DKK-USD exchange rate on October 20, 2025) and USD 925,026. Specifically, the Company’s Articles of Association were amended on: (1) October 15, 2025, to reflect the issuance of 2,025,000 ordinary shares corresponding to a share capital increase of nominal DKK 506,250 against aggregate cash consideration of USD 109,755 , (2) October 16, 2025, to reflect the issuance of 6,479,400 ordinary shares corresponding to a share capital increase of nominal DKK 1,619,850 against aggregate cash consideration of USD 351,183, (3), October 17, 2025, to reflect the issuance of 5,350,000 ordinary shares corresponding to a share capital increase of nominal DKK 1,337,500 against aggregate cash consideration of USD 289,970, (4) October 20, 2025 to reflect the issuance of 400,000 ordinary shares corresponding to a share capital increase of nominal DKK 100,000 against aggregate cash consideration USD 21,680 and to reflect the issuance of an aggregate of 1,875,000 ordinary shares corresponding to a share capital increase of nominal DKK 468,750 against aggregate cash consideration of DKK 723,450 (or approximately USD $ 113,143 based on the applicable DKK-USD exchange rate on October 20, 2025), (5) October 21, 2025 to reflect the issuance of 2,025,000 ordinary shares corresponding to a share capital increase of nominal DKK 506,250 against aggregate cash consideration of USD 109,755 (6) October 22, 2025 to reflect the issuance of an aggregate of 200,000 ordinary shares corresponding to a share capital increase of nominal DKK 50,000 against aggregate cash consideration of USD 10,840, (7) October 24, 2025, to reflect the issuance of 275,000 ordinary shares corresponding to a share capital increase of nominal DKK 68,750 against aggregate cash consideration of USD 14,905, and (8) October 28, 2025, to reflect the issuance of 312,500 ordinary shares corresponding to a share capital increase of nominal DKK 78,125 against aggregate cash consideration of USD 16,938.

The amended Articles of Association are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion A/S

Date: October 30, 2025	By:	/s/ Dr Helen Tayton-Martin
Dr Helen Tayton-Martin
Chief Executive Officer